November 12, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

We have read the statements made by Anticus International Corporation, which we understand will be filed with the Commission pursuant to Item 4.01, Changes in Registrant's Certifying Accountants, paragraphs 1 through 6, as part of the Registrant's Current Report on Form 8-K, dated November 12 , 2008. We agree with the statements in Item 4.01 of such Form 8-K in regard to our firm.

Very truly yours,

/s/ Jonathon P. Reuben CPA

Jonathon P. Reuben CPA,
an Accountancy Corporation